[FEDERATED LOGO OMITTED]                                     Press Release


Contacts:
MEDIA                         MEDIA                     ANALYSTS
Meghan McAndrew               J.T. Tuskan               Ray Hanley
(412) 288-8103                (412) 288-7895            (412) 288-1920
mmcandrew@federatedinv.com    jtuskan@federatedinv.com  rhanley@federatedinv.com


Filed by Federated MDT Series and Federated Income Securities Trust

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:  MDT Funds

Commission File No.:  333-91856

Federated Investors, Inc. Acquires $(6.7) Billion MDT Advisers, a Leading Quantitative Equity Manager
o Eight Equity Mutual Funds Added to Federated's Product Offerings

(PITTSBURGH, Pa., July 17, 2006) -- Federated Investors, Inc. (NYSE: FII), one of the nation's largest investment managers, today announced the completion of the acquisition of Cambridge, Mass.-based MDTA LLC, which, through its division MDT Advisers, oversees $6.7 billion in managed assets. MDT Advisers is now a division of Federated MDTA LLC. The announcement was made by Federated President and CEO J. Christopher Donahue.

MDT Advisers becomes Federated's quantitative center of excellence as it continues to employ the investment professionals responsible for MDT Advisers' proprietary quantitative investment approach to equity investing. These professionals will continue to manage the eight MDT equity mutual funds and a variety of separately managed accounts by employing the Optimum Q process, which uses a bottom-up portfolio selection process that integrates precision stock selection with trading-cost control and risk control. Federated will roll out the MDT equity funds to its broad network of financial-intermediary clients today.

"The proven investment acumen of the MDT Advisers' team combined with Federated's broad distribution capabilities in the broker/dealer, wealth management and institutional markets, make this acquisition a solid business combination for both MDT and Federated," Donahue said. "Federated will now offer MDT's fundamentally based, quantitatively driven equity funds as a complement to our strong traditionally managed offerings particularly those in the equity income, small and mid-cap growth areas."

In conjunction with the acquisition of MDTA, the MDT Funds' board of trustees and Federated Mutual Fund Board of Directors/Trustees approved a reorganization of the MDT Funds into the Federated complex. The Federated Fund Board of Directors/Trustees approved the creation of the Federated MDT Funds, a series of equity funds with substantially the same investment objectives and strategies as the existing MDT equity funds. Shareholders of the MDT equity funds will be asked to approve a reorganization of the MDT equity funds into the Federated MDT Funds to integrate the MDT products into the Federated complex. In addition, shareholders of the MDT Short-Term Bond Fund will be asked to reorganize into Federated Short-Term Income Fund.

Federated owns approximately 89 percent of the outstanding equity interests of MDTA LLC with the right to acquire the remaining 11 percent by June 30, 2007.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing approximately $217.5 billion in assets as of March 31, 2006. With 140 mutual funds and various separately managed account options, Federated provides comprehensive investment management to nearly 5,500 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.




Certain statements in this press release, such as those related to obtaining of certain approvals, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Among other risks and uncertainties is the ability of the Company to increase sales as a result of new products it may acquire, the ability to obtain the necessary approvals and the risk factors discussed in the company's annual and quarterly reports as filed with the Securities and Exchange Commission. Many of these factors may be impacted by the ongoing threat of terrorism. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

Federated Securities Corp. is distributor of the Federated Funds and the MDT Funds.
Separately managed accounts are made available through Federated Investment Counseling, a registered investment advisor and MDT Advisers, a registered investment advisor.


For more complete information, visit FederatedInvestors.com for a prospectus. You should consider the fund's investment objectives, risks, charges and expenses carefully before you invest. Information about these and other important subjects is in the fund's prospectus, which you should read carefully before investing.


This press release does not constitute an offer for sale of any security.
It is anticipated that the Federated Short-Term Income Fund, a portfolio of Federated Income Securities Trust (ICA No. 811-4577 ) and a newly created investment company entitled Federated MDT Funds, will file proxy statements/prospectuses and other relevant documents concerning the planned transactions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUSES AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENTS/PROSPECTUSES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS. Investors will be able to obtain documents free of charge at the SEC website, www.sec.gov. In addition, documents filed with the SEC by the Federated Funds, when effective, will be available free of charge at 1-800-341-7400.